New imaging agent MS-325 completes phase III studies

Berlin, July 10, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced the positive results of the final phase III studies for MS-325, an innovative blood pool agent for magnetic resonance imaging (MRI). The results of the two final trials were consistent with previously announced data from earlier phase III trials. They demonstrate statistically significant improvement in the accuracy for detecting renal and pedal vascular disease with MS-325-enhanced magnetic resonance angiography (MRA) compared to non-contrast MRA.

"We are pleased to see that the success of MS-325-enhanced MRA in all phase III trials supports the broad use of MS-325 in contrast enhanced MRA," said
H. Michael Rook, Head of Diagnostics&Radiopharmaceuticals at Schering AG. "While providing an accurate visualization of the vascular system, MS-325 may enable radiologists to reduce the frequency of invasive X-ray angiography procedures, which involve the use of catheters."

MS-325 is developed by EPIX Medical (Nasdaq: EPIX) and Schering AG and is the first blood pool MRI contrast agent for vascular imaging to have successfully finalized all phase III trials.
The NDA submission is planned for later this year.


END

Additional information:
Summary of the MS-325 Clinical Trial Program
The four phase III trials were conducted by EPIX in 86 clinical sites on 4 continents, and involved 782 patients. In all four trials, based on blinded interpretation of nearly 4000 blood vessels, MS-325 provided clinically significant improvement in diagnostic efficacy compared to non-contrast MRA. The overall accuracy of MS-325-enhanced MRA was similar to the individual X-ray reader's inter-reader accuracy.

About MS-325
MS-325 is a gadolinium-based MRI blood pool agent optimized for prolonged vascular enhancement. After intravenous injection, MS-325 binds reversibly to human serum albumin in plasma thus providing an extended imaging time window over currently available contrast agents.
MS-325 offers the potential of accurate identification of arterial blockages and abnormalities with a minimally-invasive method. It is designed to provide more flexibility and versatility including high resolution scans in the clinical practice of MRA.





Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de




Find additional information at: www.schering.de/eng